FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2022

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-____________.]

Quarterly Report for the Period Ending

March 31, 2022

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended March 31, 2022 of Videotron Ltd.

MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER 2022

CORPORATE PROFILE

Videotron Ltd., a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”), is governed by the Business Corporations Act (Québec) and is one of Canada’s largest telecommunications corporations. Unless the context otherwise requires, “Videotron” or the “Corporation” refers to Videotron Ltd. and its subsidiaries.

The following Management Discussion and Analysis covers the Corporation’s main activities in the first quarter of 2022 and the major changes from the previous financial year. All amounts are stated in Canadian dollars (“CAN”) unless otherwise indicated. This report should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2021 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The Corporation uses financial measures not standardized under International Financial Reporting Standards (“IFRS”), such as adjusted EBITDA and adjusted cash flows from operations, and key performance indicators, such as revenue-generating unit (“RGU”) and average monthly revenue per unit (“ARPU”). The previously used average billing per unit (“ABPU”) metric has been abandoned and replaced by ARPU, which affords better comparability in view of the Corporation’s changing business model related to equipment sales. Definitions of the non-IFRS measures and key performance indicators used by the Corporation, including the new ARPU metric, are provided in the “Non-IFRS Measures” and “Key Performance Indicators” sections below.

Highlights

First quarter 2022

Revenues: $903.4 million, a $10.6 million (-1.2%) decrease.

Adjusted EBITDA:1 $460.0 million, a $9.1 million (2.0%) increase.

Net income attributable to the shareholder: $174.9 million, a $6.9 million increase.

Adjusted cash flows from operations:1 $344.6 million, a $31.7 million (10.1%) increase.

Cash flows provided by operating activities: $264.9 million, a $17.5 million (-6.2%) decrease.

1 See “Non-IFRS financial measures.”

Table 1

Consolidated summary of income, cash flows and balance sheet

(in millions of Canadian dollars)

	Three months ended March 31
	2022	2021
Revenues
Internet	$298.6	$296.6
Television	197.3	213.2
Mobile telephony	187.3	170.5
Wireline telephony	75.2	80.7
Mobile equipment sales	63.8	60.5
Wireline equipment sales	32.3	46.7
Other	48.9	45.8
	903.4	914.0
Employee costs	(101.3)	(104.5)
Purchase of goods and services	(342.1)	(358.6)
Adjusted EBITDA[1]	460.0	450.9
Depreciation and amortization	(177.8)	(179.1)
Financial expenses	(58.0)	(55.8)
Loss on valuation and translation of financial instruments	(0.1)	(0.1)
Restructuring of operations and other items	(0.8)	(2.1)
Income taxes	(48.4)	(45.7)
Net income	$174.9	$168.1

1 See « Non-IFRS Financial Measures »

Table 1 (continued)

	Three months ended March 31
	2022	2021
Additions to property, plant and equipment and to intangible assets[1]
Additions to property, plant and equipment	$93.2	$99.4
Additions to intangible assets	22.2	38.6
	115.4	138.0
Cash flows
Adjusted cash flows from operations[1]:	$344.6	$312.9
Cash flows provided by operating activities	264.9	282.4

	March 31 2022	Dec. 31 2021
Balance sheet
Cash and cash equivalents	$0.9	$10.5
Working capital	(25.5)	(56.0)
Net assets related to derivative financial instruments	76.1	117.2
Total assets	8,843.1	8,905.8
Long-term debt	5,202.6	5,380.1
Lease liabilities (current and long term)	153.0	153.8
Subordinated loan from parent corporation	1,595.0	1,595.0
Equity attributable to the shareholder	(147.7)	(338.7)

•	The Corporation’s revenues decreased by $10.6 million (-1.2%) and its adjusted EBITDA increased by $9.1 million (2.0%) in the first quarter of 2022.

•	Videotron’s revenues from mobile services and equipment increased by $20.1 million (8.7%) in the first quarter of 2022.

•	There was a net increase of 13,800 (0.2%) RGUs in the first quarter of 2022, including 24,500 (1.5%) connections to the mobile telephony service, 17,500 (3.5%) subscriptions to over-the-top (“OTT”) video services, and 5,300 (0.3%) subscriptions to Internet access service.

1 See « Non-IFRS Financial Measures »

ANALYSIS OF CONSOLIDATED RESULTS OF OPERATIONS AND CASH FLOWS

2022/2021 First quarter comparison

Revenues: $903.4 million in the first quarter of 2022, a $10.6 million (-1.2%) decrease.

•	Revenues from mobile telephony services increased $16.8 million (9.9%) to $187.3 million, due primarily to an increase in the number of subscriber connections and higher average per-customer revenue.

•	Revenues from Internet access services increased $2.0 million (0.7%) to $298.6 million, due mainly to subscriber base growth.

•	Revenues from television services decreased $15.9 million (-7.5%) to $197.3 million, mainly because of a decrease in the subscriber base and a decrease in average per-subscriber revenues.

•	Revenues from wireline telephony services decreased $5.5 million (-6.8%) to $75.2 million, mainly because of the impact of the net decrease in subscriber connections, partially offset by higher average per-connection revenues.

•	Revenues from mobile equipment sales to customers increased $3.3 million (5.5%) to $63.8 million, mainly because of price increases, partially offset by a decrease in the number of mobile devices sold.

•	Revenues from wireline equipment sales to customers decreased $14.4 million (-30.8%) to $32.3 million, mainly because of a lower volume of equipment sales related to the Helix platform.

•	Other revenues increased $3.1 million (6.8%) to $48.9 million, mainly reflecting a revenue increase at Videotron Business.

ARPU: Videotron’s total ARPU was $46.40 in the first quarter of 2022 compared with $46.64 in the same period of 2021. The $0.24 (-0.5%) decrease was due in part to the larger proportion of units in mobile telephony. Mobile ARPU was $38.70 in the first quarter of 2022 compared with $38.08 in the same period of 2021, a $0.62 (1.6%) increase.

Customer statistics

RGUs – The total number of RGUs was 6,203,400 at March 31, 2022, an increase of 13,800 (0.2%) from the end of the fourth quarter of 2021 (compared with a decrease of 6,700 in the same period of 2021), and a 12-month increase of 62,200 (1.0%) (Table 2).

Mobile telephony – The number of subscriber connections to the mobile telephony service stood at 1,626,400 at March 31, 2022, an increase of 24,500 (1.5%) from the end of the fourth quarter of 2021 (compared with an increase of 22,100 in the same period of 2021), and a 12-month increase of 123,200 (8.2%) (Table 2).

Internet access – The number of subscribers to Internet access services stood at 1,846,100 at March 31, 2022, an increase of 5,300 (0.3%) from the end of the fourth quarter of 2021 (compared with an increase of 8,100 in the same period of 2021), and a 12-month increase of 41,200 (2.3%) (Table 2).

Television – The number of subscribers to television services stood at 1,406,400 at March 31, 2022, a decrease of 12,200 (-0.9%) from the end of the fourth quarter of 2021 (compared with a decrease of 18,100 in the same period of 2021), and a 12-month decrease of 51,100 (-3.5%) (Table 2).

Wireline telephony – The number of subscriber connections to wireline telephony services stood at 803,600 at March 31, 2022, a decrease of 21,300 (-2.6%) from the end of the fourth quarter of 2021 (compared with a decrease of 27,000 in the same period of 2021), and a 12-month decrease of 94,100 (-10.5%) (Table 2).

OTT – The number of subscribers to OTT video services stood at 520,900 at March 31, 2022, an increase of 17,500 (3.5%) from the end of the fourth quarter of 2021 (compared with an increase of 8,200 in the same period of 2021) and a 12-month increase of 43,000 (9.0%) (Table 2).

Table 2

Quarter-end RGUs for the last eight quarters

(in thousands of units)

	Mar. 2022	Dec. 2021	Sept. 2021	June 2021	Mar. 2021	Dec. 2020	Sept. 2020	June 2020
Mobile telephony	1,626.4	1,601.9	1,571.3	1,530.4	1,503.2	1,481.1	1,452.6	1,404.9
Internet	1,846.1	1,840.8	1,832.7	1,810.2	1,804.9	1,796.8	1,769.8	1,749.3
Television	1,406.4	1,418.6	1,428.0	1,441.4	1,457.5	1,475.6	1,481.8	1,497.3
Wireline telephony	803.6	824.9	847.4	872.4	897.7	924.7	947.8	976.5
OTT video	520.9	503.4	467.2	466.6	477.9	469.7	452.9	472.2

Total	6,203.4	6,189.6	6,146.6	6,121.0	6,141.2	6,147.9	6,104.9	6,100.2

Adjusted EBITDA: $460.0 million, a $9.1 million (2.0%) increase due primarily to:

•	decrease in operating expenses, including customer service expenses, labour costs and administrative expenses.

Partially offset by:

•	impact of lower revenues.

Cost/revenue ratio: Employee costs and purchases of goods and services for all operations, expressed as a percentage of revenues, were 49.1% in the first quarter of 2022 compared with 50.7% in the same period of 2021. The reduction was mainly due to the decrease in operating expenses.

Net income attributable to the shareholder: $174.9 million in the first quarter of 2022, compared with $168.0 million in the same period of 2021, an increase of $6.9 million.

•	The main favourable variances were:

o	$9.1 million increase in adjusted EBITDA

o	$1.3 million decrease in depreciation and amortization;

o	$1.3 million decrease in restructuring of operations and other items.

•	The main unfavourable variances were:

o	$2.7 million increase in current income taxes;

o	$2.2 million increase in financial expenses.

Adjusted cash flows from operations: $344.6 million in the first quarter of 2022 compared with $312.9 million in the same period of 2021 (Table 9). The $31.7 million increase was caused by a $16.4 million decrease in additions to intangible assets, due primarily to a general slowdown in investment following the review of strategic priorities, the $9.1 million increase in adjusted EBITDA and a $6.2 million decrease in additions to property, plant and equipment.

Cash flows provided by operating activities: $264.9 million, a $17.5 million (-6.2%) decrease due primarily to the unfavourable net change in non-cash balances related to operating activities and increases in current income taxes and in cash portion of financial expenses, partially offset by the increase in adjusted EBITDA.

Depreciation and amortization charge: $177.8 million in the first quarter of 2022, a $1.3 million decrease.

Financial expenses: $58.0 million in the first quarter of 2022, a $2.2 million increase. The increase in financial expenses was due to higher average indebtedness, partially offset by the impact of lower average interest on long-term debt.

Loss on valuation and translation of financial instruments: $0.1 million in the first quarters of 2022 and 2021.

Charge for restructuring of operations and other items: $0.8 million in the first quarter of 2022, a $1.3 million favourable variance.

•	A $0.8 million charge was recognized in the first quarter of 2022 in connection with cost-reduction initiatives in the Corporation’s various segments ($1.3 million in the first quarter of 2021). A $0.8 million charge for impairment of assets was also recognized in the first quarter of 2021.

Income tax expense: $48.4 million in the first quarter of 2022 (effective tax rate of 26.1%), compared with $45.7 million in the same period of 2021 (effective tax rate of 26.0%), a $2.7 million unfavourable variance. The effective tax rate is calculated considering only taxable and deductible items.

CASH FLOWS AND FINANCIAL POSITION

This section provides an analysis of the Corporation’s sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating activities

Cash flows provided by operating activities: $264.9 million in the first quarter of 2022, compared with $282.4 million in the same period of 2021.

The $17.5 million decrease was mainly due to:

•	$12.7 million increase in current income taxes;

•	$10.3 million unfavourable net change in non-cash balances related to operating activities, due primarily to unfavourable variances in inventory, accounts payable and accrued charges and deferred revenues, partially offset by favourable variances in contract assets, income tax payable and accounts receivable;

•	$2.4 million increase in the cash portion of financial expenses.

Partially offset by:

•	$9.1 million increase in adjusted EBITDA.

The unfavourable net change in non-cash items related to operating activities had an unfavourable impact on cash flows provided by operating activities in the first quarter of 2022 compared with the same period of 2021, while the increase in profitability had a favourable impact.

Working capital: Negative $25.5 million at March 31, 2022 compared with negative $56.0 million at December 31, 2021. The $30.5 million favourable variance was due primarily to the increase in inventories and the decrease in deferred revenue, partially offset by decreases in accounts receivable and contract assets and by the increase in bank indebtedness.

Investing activities

Cash flows used for additions to property, plant and equipment: $89.2 million in the first quarter of 2022 compared with $107.6 million in the same period of 2021. The $18.4 million decrease mainly reflects a $12.2 million favourable net change in current non-cash items.

Cash flows used for additions to intangible assets: $26.0 million in the first quarter of 2022 compared with $51.3 million in the same period of 2021. The $25.3 million reduction was mainly due to a general slowdown in investment following the review of strategic priorities and a $8.9 million favourable net change in current non-cash items.

Proceeds from disposal of assets: $1.4 million in the first quarter of 2022.

Financing activities

Consolidated debt (long-term debt plus bank indebtedness): $153.9 million reduction in the first quarter of 2022; $41.1 million net unfavourable variance in assets and liabilities related to derivative financial instruments.

•	Debt reductions in the first quarter of 2022 essentially consisted of:

o	$149.0 million decrease in Videotron’s drawings on its secured revolving credit facility;

o	$22.4 million favourable impact of exchange rate fluctuations. The consolidated debt reduction attributable to this item was offset by the decrease in the asset (or increase in the liability) related to derivative financial instruments;

o	$7.4 million decrease in debt attributable to changes in fair value related to hedged interest risk.

•	Debt increases in the first quarter of 2022 essentially consisted of:

o	$23.6 million increase in the bank indebtedness of Videotron.

•	Assets and liabilities related to derivative financial instruments totalled a net asset of $76.1 million at March 31, 2022 compared with $117.2 million at December 31, 2021. The $41.1 million net unfavourable variance was mainly due to:

o	unfavourable impact of exchange rate fluctuations on the value of derivative financial instruments;

o	unfavourable impact of interest rate trends in Canada, compared with the United States, on the fair value of derivative financial instruments.

Financial Position

Net available liquidity: $1.34 billion at March 31, 2022 for the Corporation and its wholly owned subsidiaries, consisting of $1.36 billion in available unused revolving credit facilities, less $23.6 million in bank indebtedness.

As at March 31, 2022, minimum principal payments on long-term debt in the coming years were as follows:

Table 3

Minimum principal payments on the Corporation’s long-term debt 12 months ending March 31 (in millions of Canadian dollars)
2023	$–
2024	135.9
2025	750.3
2026	775.0
2027	–
2028 and thereafter	3,575.5
Total	$5,236.7

From time to time, the Corporation may (but is under no obligation to) seek to retire or purchase its outstanding Senior Notes, in open market purchases, privately negotiated transactions, or otherwise. Such repurchases, if any, will depend on its liquidity position and requirements, prevailing market conditions, contractual restrictions and other factors. The amounts involved may be material.

The weighted average term of the Corporation’s consolidated debt was approximately 5.7 years as of March 31, 2022 (5.8 years as of December 31, 2021). After taking into account hedging instruments, the debt consisted of approximately 94.0% fixed-rate debt (91.4% at December 31, 2021) and 6.0% floating-rate debt (8.6% at December 31, 2021).

The Corporation’s management believes that cash flows and available sources of financing should be sufficient to cover committed cash requirements for capital investments, working capital, interest payments, income tax payments, debt and lease repayments, pension plan contributions, share repurchases and dividends or distributions to the shareholder in the future. The Corporation believes it will be able to meet future debt maturities, which are staggered over the coming years.

Pursuant to its financing agreements, the Corporation is required to maintain certain financial ratios. At March 31, 2022, the Corporation was in compliance with all required financial ratios.

Dividends declared and paid

The Corporation paid $25.0 million in common dividends to the parent corporation in the first quarter of 2022. The Corporation expects to make cash distributions to its parent corporation in the future, as determined by the Board of Directors, and within the limits set by the terms of the indebtedness and applicable laws.

Reduction of paid-up capital

During the three-month period ended March 31, 2021, the Corporation reduced its paid-up capital for a cash consideration of $150.0 million.

Analysis of consolidated balance sheet

Table 4

Consolidated balance sheet of the Corporation

Analysis of main differences between March 31, 2022 and December 31, 2021

(in millions of Canadian dollars)

	March 31, 2022[1]	Dec. 31, 2021[1]	Difference	Main reasons for difference
Assets

Accounts receivable	501.6	530.4	(28.8)	Impact of current variances in activities.
Contract assets	103.9	129.4	(25.5)	Increased financing of equipment sales.
Inventories	224.8	153.4	71.4	Impact of current variances in activity.
Property, plant and equipment	2,720.7	2,761.6	(40.9)	Depreciation for the period less additions to property, plant and equipment.
Intangible assets	2,197.4	2,212.0	(14.6)	Amortization for the period less additions to intangible assets.
Derivative financial instruments[2]	76.1	117.2	(41.1)	See “Financing activities.”
Liabilities
Deferred revenue	251.0	284.9	(33.9)	Impact of current variances in activities.
Income taxes	17.1	36.0	(18.9)	Current disbursements less current income taxes for the period.
Long-term debt, including bank indebtedness	5,226.2	5,380.1	(153.9)	See “Financing activities.”
Other liabilities	130.0	188.3	(58.3)	Gain on remeasurement of defined benefit plans.

[1]	The “restricted cash” and “deferred subsidies” line items are combined for the purposes of the analysis.

[2]	Long-term assets less long-term liabilities.

ADDITIONAL INFORMATION

Contractual obligations

At March 31, 2022, material contractual obligations of operating activities included: capital repayment and interest payments on long-term debt and lease liabilities; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments. Table 5 below shows a summary of these contractual obligations.

Table 5

Contractual obligations of the Corporation as of March 31, 2022

(in millions of Canadian dollars)

	Total	Under 1 year	1-3 years	3-5 years	5 years or more
Long-term debt[1,2]	$5,236.7	$–	$886.2	$775.0	$3,575.5
Interest payments[3]	1,236.3	154.1	436.1	326.5	319.6
Lease liabilities	153.0	35.6	60.2	32.2	25.0
Interest payments on lease liabilities	19.0	5.8	7.5	3.6	2.1
Additions to property, plant and equipment and other commitments	482.9	105.4	141.4	103.8	132.3
Derivative financial instruments[4]	(53.7)	–	(88.0)	–	34.3
Total contractual obligations	$7,074.2	$300.9	$1,443.4	$1,241.1	$4,088.8

[1]	Excludes obligations under subordinated loans due to the parent corporation; the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes

[2]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

[3]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of March 31, 2022.

[4]	Estimated future receipts, net of future disbursements, related to foreign exchange hedging on the principal of U.S.-dollar-denominated debt using derivative financial instruments.

Related party transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. The Corporation believes that each of the transactions described below was on terms no less favourable to the Corporation than could have been obtained from independent third parties.

Operating transactions

During the first quarter of 2022, the Corporation incurred various expenses, including lease charges, from the parent and affiliated corporations, in the amount of $30.7 million ($28.2 million in the same quarter of 2021), which are included in purchase of goods and services. The Corporation generated revenues from the parent and affiliated corporations in the amount of $0.9 million ($1.0 million in the same quarter of 2021). These transactions were accounted for at the consideration agreed between the parties.

Management arrangements

The Corporation has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis. The Corporation incurred management fees of $10.1 million with its parent corporation in the first quarter of 2022 ($12.5 million in the same quarter of 2021).

Financial instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, restricted cash, trade receivables, contract assets, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt, lease liabilities and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments: (i) to set in CAN dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency; and (ii) to achieve a targeted balance of fixed- and floating-rate debt. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2022 and December 31, 2021 were as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of Canadian dollars)

	March 31, 2022		December 31, 2021
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(5,236.7)	$(5,040.1)	$(5,408.2)	$(5,470.2)
Derivative financial instruments
Foreign exchange forward contracts	(2.0)	(2.0)	0.9	0.9
Cross-currency swaps	78.1	78.1	116.3	116.3

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market, to the net exposure of the counterparty or the Corporation.

Losses on valuation and translation of financial instruments in the first quarters of 2022 and 2021 are summarized in Table 7.

Table 7

Loss on valuation and translation of financial instruments

(in millions of Canadian dollars)

	Three months ended March 31
	2022	2021
Loss on the ineffective portion of fair value hedges	$0.1	$0.1
	$0.1	$0.1

An $11.3 million loss was recorded under “Other comprehensive income” in the first quarter of 2022 in relation to cash flow hedging relationships ($0.4 million gain in the same period of 2021).

Non-IFRS financial measures

The financial measures not standardized under IFRS that are used by the Corporation to assess its financial performance, such as adjusted EBITDA and adjusted cash flows from operations, are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations and other items, and income tax. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of its operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation.

Adjusted EBITDA is also relevant because it is a component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues of the Corporation. The Corporation also uses other measures that do reflect such costs, such as adjusted cash flows from operations. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 8 provides a reconciliation of adjusted EBITDA to net income as disclosed in the Corporation’s condensed consolidated financial statements.

Table 8

Reconciliation of the adjusted EBITDA measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2022	2021
Adjusted EBITDA	$460.0	$450.9
Depreciation and amortization	(177.8)	(179.1)
Financial expenses	(58.0)	(55.8)
Loss on valuation and translation of financial instruments	(0.1)	(0.1)
Restructuring of operations and other items	(0.8)	(2.1)
Income taxes	(48.4)	(45.7)
Net income	$174.9	$168.1

Adjusted cash flows from operations

Adjusted cash flows from operations

Adjusted cash flows from operations represents adjusted EBITDA, less additions to property, plant and equipment and to intangible assets (excluding licence acquisitions and renewals). Adjusted cash flows from operations represents funds available for interest and income tax payments, expenditures related to restructuring programs, business acquisitions, licence acquisitions and renewals, payment of dividends, reduction of paid-up capital, repayment of long-term debt and lease liabilities, and share repurchases. Adjusted cash flows from operations is not a measure of liquidity that is consistent with IFRS. It is not intended to be regarded as an alternative to IFRS financial performance measures or to the statement of cash flows as a measure of liquidity. Adjusted cash flows from operations is used by the Corporation’s management and Board of Directors to evaluate the cash flows generated by its operations. Adjusted cash flows from operations is also relevant because it is a component of the Corporation’s annual incentive compensation programs. The Corporation’s definition of adjusted cash flows from operations may not be identical to similarly titled measures reported by other companies.

Tables 9 and 10 provide a reconciliation of adjusted cash flows from operations to cash flows provided by operating activities reported in the condensed consolidated financial statements.

Table 9

Adjusted cash flows from operations

(in millions of Canadian dollars)

	Three months ended March 31
	2022	2021
Adjusted EBITDA	$460.0	$450.9
Additions to property, plant and equipment[1]	(93.2)	(99.4)
Additions to intangible assets[2]	(22.2)	(38.6)
Adjusted cash flows from operations	$344.6	$312.9

[1] Reconciliation to cash flows used for additions to property, plant and equipment as per condensed consolidated financial statements:	Three months ended March 31
	2022	2021
Additions to property, plant and equipment	$(93.2)	$(99.4)
Net variance in current operating items related to additions to property, plant and equipment (excluding government credits receivable for major capital projects)	4.0	(8.2)
Cash flows used for additions to property, plant and equipment	$(89.2)	$(107.6)

[2] Reconciliation to cash flows used for additions to intangible assets as per condensed consolidated financial statements:	Three months ended March 31
	2022	2021
Additions to intangible assets	$(22.2)	$(38.6)
Net variance in current operating items related to additions to intangible assets (excluding government credits receivable for major capital projects)	(3.8)	(12.7)
Cash flows used for additions to intangible assets	$(26.0)	$(51.3)

Table 10

Adjusted cash flows from operations and cash flows provided by operating activities reported in the condensed consolidated financial statements

(in millions of Canadian dollars)

	Three months ended March 31
	2022	2021
Adjusted cash flows from operations from Table 9	$344.6	$312.9
Plus (minus)
Additions to property, plant and equipment	93.2	99.4
Additions to intangible assets	22.2	38.6
Adjusted EBITDA	460.0	450.9

Plus (minus)
Cash portion of financial expenses	(56.6)	(54.2)
Cash portion related to restructuring of operations and other items	(0.8)	(1.3)
Current income taxes	(75.3)	(62.6)
Other	1.2	2.9
Net change in non-cash balances related to operating activities	(63.6)	(53.3)
Cash flows provided by operating activities	$264.9	$282.4

Key performance indicators

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the Internet access, television and OTT services, and subscriber connections to the mobile and wireline telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average monthly revenue per unit

The Corporation uses ARPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly revenues per average RGU. ARPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The previously used ABPU metric has been abandoned in the first quarter of 2022 and replaced by ARPU, which affords better comparability in view of the Corporation’s changing business model related to equipment sales.

Mobile ARPU is calculated by dividing mobile telephony revenues by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ARPU is calculated by dividing the combined revenues from mobile and wireline telephony, Internet access, television and OTT services by the total average number of RGUs from mobile and wireline telephony, Internet access and television during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Table 11

ARPU for the past eight quarters

(in Canadian dollars)

	Q1-2022	Q4-2021	Q3-2021	Q2-2021	Q1-2021	Q4-2020	Q3-2020	Q2-2020
Mobile ARPU	$38.70	$38.97	$39.13	$38.41	$38.08	$38.69	$39.20	$38.45
Total ARPU	$46.40	$47.07	$47.32	$47.22	$46.64	$46.94	$46.84	$46.51

Cautionary statement regarding forward-looking statements

This report contains forward-looking statements with respect to the Corporation’s financial condition, results of operations, business, and certain of its plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Corporation operates as well as beliefs and assumptions made by its management. Such statements include, in particular, statements about the Corporation’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Corporation believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Corporation’s anticipated business strategies; anticipated trends in its business; anticipated reorganizations of any of its businesses, and any related restructuring provisions or impairment charges; and its ability to continue to control costs. The Corporation can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	Videotron’s ability to continue successfully developing its network and the facilities that support its mobile services;

•	general economic, financial or market conditions and variations in its businesses;

•	the intensity of competitive activity in the industries in which Videotron operates;

•	new technologies that might change consumer behaviour towards Videotron’s product suites;

•	unanticipated higher capital spending required for developing Videotron’s network or to address the continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of Videotron’s businesses;

•	Videotron’s ability to implement its business and operating strategies successfully and to manage its growth and expansion;

•	disruptions to the network through which Videotron provides its television, Internet access, mobile and wireline telephony and OTT services, and its ability to protect such services against piracy, unauthorized access and other security breaches;

•	labour disputes or strikes:

•	service interruptions resulting from equipment breakdown, network failure, the threat of natural disaster, epidemics, pandemics and other public health crises, including the COVID-19 pandemic, and political instability in some countries;

•	impact of emergency measures implemented by various levels of government;

•	changes in Videotron’s ability to obtain services and equipment critical to its operations;

•	changes in laws and regulations, or in their interpretations, which could result, among other things, in the loss (or reduction in value) of Videotron’s licenses or markets, or in an increase in competition, compliance costs or capital expenditures;

•	Videotron’s substantial indebtedness, the tightening of credit markets, and the restrictions on its business imposed by the terms of its debt; and

•	interest rate fluctuations that could affect a portion of Videotron’s interest payment requirements on long-term debt.

The Corporation cautions investors and others that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the Annual Report on Form 20-F under “Item 3. Key Information – B. Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. The Corporation disclaims any obligation to update these statements unless applicable securities laws require it to do so. The Corporation advises investors and others to consult any documents it may file with or furnish to the U.S. Securities and Exchange Commission.

Condensed consolidated financial statements of

VIDEOTRON LTD.

Three-month periods ended March 31, 2022 and 2021

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

		Three months ended
(in millions of Canadian dollars)		March 31
(unaudited)	Note	2022	2021
Revenues
Internet		$298.6	$296.6
Television		197.3	213.2
Mobile telephony		187.3	170.5
Wireline telephony		75.2	80.7
Mobile equipment sales		63.8	60.5
Wireline equipment sales		32.3	46.7
Other		48.9	45.8
		903.4	914.0

Employee costs	2	101.3	104.5
Purchase of goods and services	2	342.1	358.6
Depreciation and amortization		177.8	179.1
Financial expenses	3	58.0	55.8
Loss on valuation and translation of financial instruments		0.1	0.1
Restructuring of operations and other items	4	0.8	2.1
Income before income taxes		223.3	213.8

Income taxes (recovery):
Current		75.3	62.6
Deferred		(26.9)	(16.9)
		48.4	45.7

Net income		$174.9	$168.1

Net income attributable to
Shareholder		$174.9	$168.0
Non-controlling interests		-	0.1

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
(in millions of Canadian dollars)	March 31
(unaudited)	2022	2021
Net income	$174.9	$168.1

Other comprehensive income:

Items that may be reclassified to income:
Cash flow hedges:
(Loss) gain on valuation of derivative financial instruments	(11.3)	0.4
Deferred income taxes	2.4	0.9

Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement gain	68.0	102.5
Deferred income taxes	(18.0)	(27.2)
	41.1	76.6

Comprehensive income	$216.0	$244.7

Comprehensive income attributable to
Shareholder	$216.0	$244.6
Non-controlling interests	-	0.1

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in millions of Canadian dollars)

(unaudited)

	Equity attributable to shareholder			Equity
			Accumulated	attributable
			other com-	to non-
	Capital		prehensive	controlling	Total
	stock	Deficit	(loss) income	interests	equity
	(note 7)		(note 9)
Balance as of December 31, 2020	$1,015.6	$(721.8)	$(105.7)	$0.4	$188.5
Net income	-	168.0	-	0.1	168.1
Other comprehensive income	-	-	76.6	-	76.6
Reduction of paid-up capital	(150.0)	-	-	-	(150.0)
Dividends	-	-	-	(0.1)	(0.1)
Balance as of March 31, 2021	865.6	(553.8)	(29.1)	0.4	283.1
Net income	-	525.3	-	-	525.3
Other comprehensive income	-	-	8.3	-	8.3
Reduction of paid-up capital	(570.0)	-	-	-	(570.0)
Dividends	-	(585.0)	-	-	(585.0)
Balance as of December 31, 2021	295.6	(613.5)	(20.8)	0.4	(338.3)
Net income	-	174.9	-	-	174.9
Other comprehensive income	-	-	41.1	-	41.1
Dividends	-	(25.0)	-	(0.2)	(25.2)
Balance as of March 31, 2022	$295.6	$(463.6)	$20.3	$0.2	$(147.5)

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended
(in millions of Canadian dollars)		March 31
(unaudited)	Note	2022	2021
Cash flows related to operating activities
Net income		$174.9	$168.1
Adjustments for:
Depreciation of property, plant and equipment		131.1	137.2
Amortization of intangible assets		36.7	32.4
Depreciation of right-of-use assets		10.0	9.5
Loss on valuation and translation of financial instruments		0.1	0.1
Impairment of assets	4	-	0.8
Amortization of financing costs	3	1.4	1.6
Deferred income taxes		(26.9)	(16.9)
Other		1.2	2.9
		328.5	335.7
Net change in non-cash balances related to operating activities		(63.6)	(53.3)
Cash flows provided by operating activities		264.9	282.4

Cash flows related to investing activities
Additions to property, plant and equipment	5	(89.2)	(107.6)
Additions to intangible assets		(26.0)	(51.3)
Proceeds from disposal of assets		1.4	-
Other		(0.1)	-
Cash flows used in investing activities		(113.9)	(158.9)

Cash flows related to financing activities
Net change in bank indebtedness		23.6	-
Net change under revolving facility		(149.0)	-
Issuance of long-term debt, net of financing costs		-	644.0
Repayment of lease liabilities		(10.0)	(9.3)
Reduction of paid-up capital		-	(150.0)
Dividends		(25.0)	-
Dividends paid to non-controlling interests		(0.2)	(0.1)
Cash flows (used in) provided by financing activities		(160.6)	484.6

Net change in cash and cash equivalents		(9.6)	608.1

Cash and cash equivalents at beginning of period		10.5	74.0

Cash and cash equivalents at end of period		$0.9	$682.1

Cash and cash equivalents consist of
Cash		$0.8	$681.8
Cash equivalents		0.1	0.3
		$0.9	$682.1

Interest and taxes reflected as operating activities
Cash interest payments		$24.6	$37.3
Cash income tax payments (net of refunds)		94.0	99.5

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars)		March 31	December 31
(unaudited)	Note	2022	2021
Assets
Current assets
Cash and cash equivalents		$0.9	$10.5
Restricted cash	5	130.7	162.4
Accounts receivable		501.6	530.4
Contract assets		103.9	129.4
Amounts receivable from affiliated corporations		53.1	17.8
Inventories		224.8	153.4
Other current assets		118.3	116.0
		1,133.3	1,119.9

Non-current assets
Property, plant and equipment		2,720.7	2,761.6
Intangible assets		2,197.4	2,212.0
Right-of-use assets		122.1	122.9
Goodwill		542.6	542.6
Derivative financial instruments		111.5	140.5
Investments		1,595.0	1,595.0
Promissory note to the parent corporation		160.0	160.0
Other assets		260.5	251.3
		7,709.8	7,785.9
Total assets		$8,843.1	$8,905.8

Liabilities and equity

Current liabilities
Bank indebtedness		$23.6	$-
Accounts payable, accrued charges and provisions		572.1	568.4
Amounts payable to affiliated corporations		128.7	89.2
Deferred revenue		251.0	284.9
Deferred subsidies	5	130.7	162.4
Income taxes		17.1	36.0
Current portion of lease liabilities		35.6	35.0
		1,158.8	1,175.9

Non-current liabilities
Long-term debt	6	5,202.6	5,380.1
Subordinated loan from parent corporation		1,595.0	1,595.0
Lease liabilities		117.4	118.8
Derivative financial instruments		35.4	23.3
Deferred income taxes		751.4	762.7
Other liabilities		130.0	188.3
		7,831.8	8,068.2

Equity
Capital stock	7	295.6	295.6
Deficit		(463.6)	(613.5)
Accumulated other comprehensive income (loss)	9	20.3	(20.8)
Equity attributable to the shareholder		(147.7)	(338.7)
Non-controlling interests		0.2	0.4
		(147.5)	(338.3)

Total liabilities and equity		$8,843.1	$8,905.8

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

notes to condensed consolidated financial statements

For the three-month periods ended March 31, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (“Videotron” or the "Corporation") is incorporated under the laws of Québec. The Corporation is a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media” or the “parent corporation”) and the ultimate parent corporation is Quebecor Inc. (“Quebecor”). Unless the context otherwise requires, Videotron or the Corporation refer to Videotron Ltd. and its subsidiaries. The Corporation’s head office and registered office is located at 612 Saint-Jacques Street, Montreal, Québec, Canada.

The Corporation offers Internet access, television distribution, mobile and wireline telephony, business solutions and over-the-top video services in Canada.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2021 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these condensed consolidated financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of Videotron on May 11, 2022.

Comparative figures for the previous period have been restated to conform to the presentation adopted for the three-month period ended March 31, 2022.

2.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

	Three months ended March 31
	2022	2021
Employee costs	$140.1	$151.4
Less employee costs capitalized to property, plant and equipment and to intangible assets	(38.8)	(46.9)
	101.3	104.5
Purchase of goods and services:
Royalties and rights	105.0	101.1
Cost of products sold	105.3	112.6
Subcontracting costs	28.5	43.2
Marketing and distribution expenses	12.8	14.0
Other	90.5	87.7
	342.1	358.6
	$443.4	$463.1

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

3.	FINANCIAL EXPENSES

	Three months ended March 31
	2022	2021
Third parties:
Interest on long-term debt	$57.9	$54.5
Amortization of financing costs	1.4	1.6
Interest on lease liabilities	1.3	1.4
Interest on net defined benefit liability	0.8	1.3
Gain on foreign currency translation on short-term monetary items	(1.4)	(1.3)
Other	(0.1)	0.2
	59.9	57.7
Affiliated corporations:
Interest expense	37.4	37.4
Dividend income	(37.8)	(37.8)
Interest on lease liabilities	0.4	0.4
Interest income	(1.9)	(1.9)
	(1.9)	(1.9)
	$58.0	$55.8

4.	RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

During the first quarter of 2022, a charge of $0.8 million was recorded mainly in connection with cost reduction initiatives ($1.3 million in 2021). During the first quarter of 2021, an asset impairment charge of $0.8 million was also recorded.

5.	RESTRICTED CASH AND DEFERRED SUBSIDIES

On March 22, 2021, Videotron and the Québec government, jointly with the Canadian government, signed agreements to support the achievement of the government’s targets for the roll-out of high-speed Internet services in various regions of Québec. Under these agreements, Videotron will extend its high-speed Internet network to connect approximately 37,000 additional households and the government has committed to provide financial assistance in the amount of approximately $258.0 million, which will be fully invested in Videotron’s network extension. In accordance with the terms of the agreements, an amount of $216.2 million received in advance from the government in March 2021 was classified as restricted cash (balance of $130.7 million as of March 31, 2022) with a corresponding amount recorded as deferred subsidies on the consolidated balance sheets. During the first quarter of 2022, $31.7 million of these deferred subsidies were recognized as a reduction of additions to property, plant and equipment upon the realization of the required investments ($5.5 million in the comparative quarter of 2021).

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

6.	LONG-TERM DEBT

Components of long-term debt are as follows:

	March 31, 2022	December 31, 2021
Total long-term debt	$5,236.7	$5,408.2
Change in fair value related to hedged interest rate risk	0.9	8.3
Financing costs, net of amortization	(35.0)	(36.4)
	$5,202.6	$5,380.1

As of March 31, 2022, the carrying value of long-term debt denominated in U.S. dollars, excluding financing costs, was $2,126.8 million ($2,156.6 million as of December 31, 2021) while the net fair value of related hedging derivative instruments was in an asset position of $78.1 million ($116.3 million as of December 31, 2021).

7.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of December 31, 2021 and March 31, 2022	10,718,327	$295.6

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

8.	STOCK-BASED COMPENSATION PLANS

The following table provides details of changes to outstanding options in the stock-based compensation plan of Quebecor in which management of the Corporation participates, for the three-month period ended March 31, 2022:

	Outstanding options
	Number	Weighted average exercise price
Quebecor Inc.
As of December 31, 2021	543,934	$30.58
Exercised	(6,666)	26.52
Cancelled	(53,334)	30.92
As of March 31, 2022	483,934	30.59
Vested options as of March 31, 2022	45,198	$26.52

For the three-month period ended March 31, 2022, a charge of $0.4 million was recorded related to stock-based compensation plans ($0.7 million in 2021).

9.	ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO SHAREHOLDER

	Cash flow hedges[1]	Defined benefit plans[2]	Total
Balance as of December 31, 2020	$20.8	$(126.5)	$(105.7)
Other comprehensive income	1.3	75.3	76.6
Balance as of March 31, 2021	22.1	(51.2)	(29.1)
Other comprehensive income	4.3	4.0	8.3
Balance as of December 31, 2021	26.4	(47.2)	(20.8)
Other comprehensive (loss) income	(8.9)	50.0	41.1
Balance as of March 31, 2022	$17.5	$2.8	$20.3

[1]	No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 7 1/4-year period.

[2]	The re-measurement gain in the consolidated statement of comprehensive income for the three-month period ended March 31, 2022 is mainly due to an increase in the discount rate since December 31, 2021.

VIDEOTRON LTD.

notes to condensed consolidated financial statements (continued)

For the three-month periods ended March 31, 2022 and 2021

(tabular amounts in millions of Canadian dollars, except for option data)

(unaudited)

10.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair Value Measurement, the Corporation considers the following fair value hierarchy, which reflects the significance of the inputs used in measuring its financial instruments:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022		December 31, 2021
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value
Long-term debt[1]	$(5,236.7)	$(5,040.1)	$(5,408.2)	$(5,470.2)
Derivative financial instruments
Foreign exchange forward contracts	(2.0)	(2.0)	0.9	0.9
Cross-currency swaps	78.1	78.1	116.3	116.3

[1]	The carrying value of long-term debt excludes changes in the fair value of long-term debt related to hedged interest rate risk and financing costs.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Jean-François Lescadres

By:	Jean-François Lescadres
Vice President Finance

Date: May 18, 2022